Himalaya Shipping Ltd. (HSHP) – Commercial Update

Hamilton, Bermuda, September 12, 2023

In August 2023, the Company achieved average time charter equivalent (“TCE”) earnings of approximately US$20,800 per day, gross1. The Company’s five vessels trading on index-linked time charters earned approximately US$18,700 per day, gross, including average daily scrubber benefits of approximately US$1,700 per day. The Company’s only vessel trading on a fixed time charter earned US$29,200 per day, gross.

The Baltic 5TC Capesize Index averaged US$12,942 during August 2023.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has six vessels in operation and six Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under the heading “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
August 31, 2023
Time charter revenues	$3.1
Address commission	$0.1
Operating revenues, gross	$3.2

Fleet operational days	155
Average Daily TCE Earnings, gross	$20,800